I, Clemens Grave, certify that:

(1) the financial statements of Finnest, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Finnest, Inc. included in this Form reflects accurately the information reported on the tax return for Finnest, Inc. filed for the fiscal year ended 12/31/2017

Clemens Grave
CEO

03/07/2018

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.